166

Exhibit 4.3(k)
                                    THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                                           c/o Prudential Capital Group
                                           Two Ravinia Drive, Suite 1400
                                              Atlanta, Georgia 30346
November 12, 1999

Cone Mills Corporation
3101 North Elm Street
Greensboro, North Carolina 27408

Attn:  Mr. David Bray, Treasurer

Ladies and Gentlemen:

     Reference is made to the Note Agreement dated as of August 13, 1992, as heretofore amended (the "Note Agreement") between Cone Mills Corporation (the "Company") and The Prudential Insurance Company of America ("Prudential").
Capitalized terms used and not otherwise defined in this letter have the same meanings given those terms in the Note Agreement. At the request of the Company, Prudential hereby waives any Default which may exist under Section 6A(2) or 6A(3) of the Note Agreement, such waiver to be effective solely for the period commencing on the date hereof and ending on January 15, 2000. This waiver shall be limited precisely as written, and shall not extend to any Default under any other provision of the Note Agreement or to any Default under Section 6A(2) or 6A(3) of the Note Agreement which may exist after the expiration of this waiver (including, for avoidance of doubt, any Default which may exist at November 12, 1999 but for this waiver). Except as amended herein, all of the terms, conditions and obligations of the Note Agreement shall remain in full force and effect. If you are in agreement with the foregoing, please sign in the space provided below and this letter shall become a binding agreement between the Company and Prudential.
Very truly yours,

THE PRUDENTIAL INSURANCE
COMPANY OF AMERICA

By:/s/ Robert R. Derrick
Title: Vice President

Agreed and accepted as of
the date first above written:

CONE MILLS CORPORATION

By:/s/ David E. Bray
Title: Treasurer